SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

On August 22, 2017, Mobileye N.V. (“Mobileye”) announced by a joint press release with Intel Corporation (“Intel”) that on August 21, 2017 at 11:59 p.m., New York City time, Cyclops Holdings, LLC, a wholly owned subsidiary of Intel (“Cyclops”), permitted to expire and did not extend the subsequent offering period of its previously announced all cash tender offer to purchase all of the outstanding ordinary shares of Mobileye pursuant to the Purchase Agreement, dated as of March 12, 2017, by and among Intel, Cyclops and Mobileye.

A copy of the joint press release issued by Intel and Mobileye is attached as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Joint Press Release issued by Intel Corporation and Mobileye N.V., dated August 22, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 22, 2017

MOBILEYE N.V.

By:	/s/ Amnon Shashua
Amnon Shashua
Chief Executive Officer